UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 13F

FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended: 03-31-2013

Check here if Amendment [ ]; Amendment Number: ______
This Amendment (Check only one.): [ ] is a restatement.
[ ] adds new holdings entries.

Institutional Investment Manager Filing this Report:

Name: Bedlam Asset Management plc
Address: 20 Abchurch Lane, London, EC4N 7BB, UK

Form 13F File Number: 28-__________

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Michael Comras
Title: Chief Compliance Officer
Phone: +44 20 7648 4325

Signature, Place, and Date of Signing:

M D Comras.	London, U.K.	05-14-2013
[Signature]	[City, State]	[Date]

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)

FORM 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: _____0_____

Form 13F Information Table Entry Total: _____25_____

Form 13F Information Table Value Total: _____ 145,474_____
                                                (thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all institutional investment managers with respect to which this report is filed, other than the manager filing this report.

NONE

FORM 13F INFORMATION TABLE

COLUMN 1	COLUMN 2	COLUMN 3	COLUMN 4	COLUMN 5			COLUMN 6	COLUMN 7	COLUMN 8		
									VOTING AUTHORITY		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHRS OR PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGER	SOLE	SHARED	NONE
AGCO CORP	COM	001084 10 2	8,155	156,474	SH		SOLE		156,474		
BRISTOL MYERS SQUIBB CO	COM	110122 10 8	8,572	208,076	SH		SOLE		208,076		
CELGENE CORP	COM	151020 10 4	10,140	87,483	SH		SOLE		87,483		
CHART INDS INC	COM	16115Q 30 8	6,692	83,621	SH		SOLE		83,621		
CHECKPOINT SYS INC	COM	162825 10 3	7,510	159,825	SH		SOLE		159,825		
CINEMARK HOLDINGS INC	COM	17243V 10 2	1,248	42,402	SH		SOLE		42,402		
FIRST MAJESTIC SILVER CORP	COM	32076V 10 3	6,531	403,882	SH		SOLE		403,882		
GOLDCORP INC NEW	COM	380956 40 9	8,159	242,612	SH		SOLE		242,612		
KIMBERLY CLARK CORP	COM	494368 10 3	615	6,264	SH		SOLE		6,264		
MARKET VECTORS ETF TR	VIETNAM ETF	57060U 76 1	156	7,658	SH		SOLE		7,658		
MEDTRONIC INC	COM	585055 10 6	10,714	228,142	SH		SOLE		228,142		
MOSAIC CO NEW	COM	617700 10 9	9,788	164,200	SH		SOLE		164,200		
PENTAIR INC	COM	709631 10 5	10,907	206,766	SH		SOLE		206,766		
PETROLEO BRASILEIRO SA PETRO	SPONSORED ADR	71654V 40 8	134	8,070	SH		SOLE		8,070		
PFIZER INC	COM	717081 10 3	13,430	465,334	SH		SOLE		465,334		
SANOFI	SPONSORED ADR	80105N 10 5	1,096	21,459	SH		SOLE		21,459		
SHFL ENTMT INC	COM	78423R 10 5	9,597	579,181	SH		SOLE		579,181		
SILVER WHEATON CORP	COM	828336 10 7	582	18,568	SH		SOLE		18,568		
SMITH & NEPHEW PLC	SPDN ADR NEW	83175M 20 5	506	8,773	SH		SOLE		8,773		
SYNGENTA AG	SPONSORED ADR	87160A 10 0	495	5,916	SH		SOLE		5,916		
TYCO INTERNATIONAL LTD	SHS	H89128 10 4	7,801	243,795	SH		SOLE		243,795		
ULTRA PETROLEUM CORP	COM	903914 10 9	6,681	332,385	SH		SOLE		332,385		
WD-40 CO	COM	929236 10 7	319	5,829	SH		SOLE		5,829		
WOLVERINE WORLD WIDE INC	COM	978097 10 3	8,249	185,917	SH		SOLE		185,917		
YAMANA GOLD INC	COM	98462Y 10 0	7,397	481,863	SH		SOLE		481,863		